UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23-Class A and No. 24-Class B)* (1)

Kimball International, Inc.

(Name of Issuer)

Class A Common Stock, $0.05 Par Value
Class B Common Stock, $0.05 Par Value

(Title of Class of Securities)

Class A Common Stock: 494274 20 2
Class B Common Stock: 494274 10 3

(CUSIP Numbers)

12-31-2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) Any subsequent change in the number of shares of either the Class A Common Stock or the Class B Common Stock beneficially held by the reporting persons will be reported in an amendment to this Schedule 13G, commencing with Amendment No. 25.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Class A Common: 494274 20 2 Class B Common: 494274 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Douglas A. Habig....................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ............................................................................................................................................................
(b) ............................................................................................................................................................

3.	SEC Use Only............................................................................................................................................

4.	Citizenship or Place of Organization USA...............................................................................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power
Class A Common:     861,959 (a)....................................................................................................
Class B Common: 1,263,198 (b)....................................................................................................

6.	Shared Voting Power
Class A Common:  1,916,323 (a), (c).............................................................................................
Class B Common: 2,462,671 (b), (c).............................................................................................

7.	Sole Dispositive Power
Class A Common:     861,959 (a)....................................................................................................
Class B Common: 1,263,198 (b)....................................................................................................

8.	Shared Dispositive Power
Class A Common:  1,916,323 (a), (c).............................................................................................
Class B Common: 2,462,671 (b), (c).............................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
Class A Common:  2,778,282 (a), (c), (d)...................................................................................................
Class B Common: 3,725,869 (b), (c), (d)...................................................................................................

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ..............................

11.	Percent of Class Represented by Amount in Row (9)
Class A Common:  20.9% (a), (c)...............................................................................................................
Class B Common: 13.4% (b), (c)...............................................................................................................

12.	Type of Reporting Person (See Instructions) IN..........................................................................................

(a)	Shares of Class A Common Stock of Kimball International, Inc. are convertible into Class B Common Stock on a share-for-share basis at any time pursuant to charter provisions.
(b)	Assumes the above reported shares of Class A Common Stock of Kimball International, Inc. are converted to Class B Common Stock and are therefore included in the number of shares of Class B Common Stock reported.
(c)	Includes shares owned by Mr. Douglas Habig's wife and child living in the same household as him. Also includes shares held in various trusts for which Mr. Douglas Habig serves as a co-trustee and shares held by a charitable foundation for which he serves as a director.
(d)	Mr. Douglas Habig disclaims beneficial ownership of any shares listed above of which he would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.

Page 2a of 5

CUSIP No. Class A Common: 494274 20 2 Class B Common: 494274 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
John B. Habig .................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ............................................................................................................................................................
(b) ............................................................................................................................................................

3.	SEC Use Only............................................................................................................................................

4.	Citizenship or Place of Organization USA...................................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power
Class A Common:  624,746 (a).......................................................................................................
Class B Common: 880,466 (b).......................................................................................................

6.	Shared Voting Power
Class A Common:  1,903,507 (a), (c).............................................................................................
Class B Common: 2,412,221 (b), (c).............................................................................................

7.	Sole Dispositive Power
Class A Common:  624,746 (a).......................................................................................................
Class B Common: 880,466 (b).......................................................................................................

8.	Shared Dispositive Power
Class A Common:  1,903,507 (a), (c).............................................................................................
Class B Common: 2,412,221 (b), (c).............................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
Class A Common:  2,528,253 (a), (c), (d)...................................................................................................
Class B Common: 3,292,687 (b), (c), (d)...................................................................................................

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ..............................

11.	Percent of Class Represented by Amount in Row (9)
Class A Common:  19.0% (a), (c)...............................................................................................................
Class B Common: 12.0% (b), (c)...............................................................................................................

12.	Type of Reporting Person (See Instructions) IN..........................................................................................

(a)	Shares of Class A Common Stock of Kimball International, Inc. are convertible into Class B Common Stock on a share-for-share basis at any time pursuant to charter provisions.
(b)	Assumes the above reported shares of Class A Common Stock of Kimball International, Inc. are converted to Class B Common Stock and are therefore included in the number of shares of Class B Common Stock reported.
(c)	Includes shares owned by Mr. John Habig's wife. Also includes shares held in various trusts for which Mr. John Habig serves as a co-trustee.
(d)	Mr. John Habig disclaims beneficial ownership of any shares listed above of which he would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.

Page 2b of 5

CUSIP NO. Class A Common:  494274 20 2
                      Class B Common:  494274 10 3

Item 1(a). Name of Issuer

Kimball International, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

1600 Royal Street
Jasper, IN 47549

Item 2(a). Names of Persons Filing

Douglas A. Habig
John B. Habig

Item 2(b). Address of Principal Business Office or, if none, Residence

1600 Royal Street
Jasper, IN 47549

Items 2(c). Citizenship

Each of the persons filing this statement is a citizen of the United States.

Item 2(d). Title of Class of Securities

Class A Common Stock, $0.05 Par Value
Class B Common Stock, $0.05 Par Value

Item 2(e). CUSIP Number:

Class A Common:  494274 20 2
Class B Common:  494274 10 3

Item 3. Not applicable

CUSIP NO. Class A Common:  494274 20 2
                      Class B Common:  494274 10 3

Item 4. Ownership (as of December 31, 2005)

The reporting persons filing this statement disclaim that they or any two of them constitute a group within the meaning of Rule 13d-5(b)(1).

(a)  Amount beneficially owned:  See item 9 on the cover page for each of Mr. Douglas Habig and Mr. John Habig

(b)  Percent of class:  See item 11 on the cover page for each of Mr. Douglas Habig and Mr. John Habig

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:  See item 5 on the cover page for each of Mr. Douglas Habig and Mr. John Habig

(ii)  Shared power to vote or to direct the vote:  See item 6 on the cover page for each of Mr. Douglas Habig and Mr. John Habig

(iii)  Sole power to dispose or to direct the disposition of:  See item 7 on the cover page for each of Mr. Douglas Habig and Mr. John Habig

(iv)  Shared power to dispose or to direct the disposition of:  See item 8 on the cover page for each of Mr. Douglas Habig and Mr. John Habig

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More Than Five percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

CUSIP NO. Class A Common:  494274 20 2
                      Class B Common:  494274 10 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2006

/s/ Douglas A. Habig

DOUGLAS A. HABIG

February 9, 2006

/s/ John B. Habig

JOHN B. HABIG